                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. )(1/)

                                 FIRST USA, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    33743H10
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                                 (CUSIP Number)

                             Steven Alan Bennett
                  Senior Vice President and General Counsel
                              BANC ONE CORPORATION
                                 P.O. Box 710158
                            Columbus, Ohio 43271-0158
                                 (614) 248-7590
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 19, 1997
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 33743H105                         PAGE   2   OF   17   PAGES
          --------------                          -----    ------
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BANC ONE CORPORATION
              IRS Identification No. 31-0738296
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

              WC, BK, OO (See Item 3)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        / /
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
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                            7     SOLE VOTING POWER

                             28,019,931 (See Item 5)
                          ----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES               0 (See Item 5)
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     28,019,931 (See Item 5)
                          ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,019,931 (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                     /X/ (See Item 5)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               18.6% (See Item 5)
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   14     TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("FUSA Common Stock"), of First USA, Inc., a Delaware corporation ("FUSA"). The principal executive offices of FUSA are located at 1601 Elm Street, 47th Floor, Dallas, Texas 75201.


ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c), (f) This Statement is being filed by BANC ONE CORPORATION, an Ohio corporation ("BANC ONE"). BANC ONE is a multi-bank holding company that at December 31, 1996 operates approximately 1,500 banking offices. BANC ONE also owns several additional corporations that engage in credit card and merchant processing, consumer finance, mortgage banking, insurance, trust and investment management, brokerage, investment and merchant banking, venture capital, equipment leasing and data processing. BANC ONE's principal business and principal executive offices are located at 100 East Broad Street, Columbus, Ohio 43271.

         The names of the directors and executive officers of BANC ONE and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of BANC ONE.

         (d), (e) During the last five years, neither BANC ONE nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, FUSA and BANC ONE have entered into a Stock Option Agreement dated January 19, 1997 (the "FUSA Option Agreement") pursuant to which FUSA has granted to BANC ONE an option (the "FUSA Option") to purchase, upon the occurrence of certain events (none of which has yet occurred), up to 24,480,231 shares of FUSA Common Stock at a per share price equal to $46.50. If such option were exercisable and BANC ONE were to exercise such option in full on the date hereof, the funds required to purchase the shares of FUSA Common Stock issuable upon such exercise would be $1,138,330,741.50. It is currently anticipated that such funds would be provided from BANC ONE's working capital or by borrowings from other sources yet to be determined.

         In addition, as more fully described in Items 4 and 5 hereof, BANC ONE's Board of Directors has authorized the purchase by BANC ONE of shares of FUSA Common Stock in privately negotiated or open market transactions in an aggregate amount not to equal or exceed five percent of the issued and outstanding FUSA Common Stock. BANC ONE is funding such purchases from its working capital and advances under a revolving line of credit with Morgan Guaranty Trust Company of New York.


ITEM 4.           PURPOSE OF TRANSACTION

         (a) - (j) Simultaneously with their execution and delivery of the FUSA Option Agreement, FUSA and BANC ONE entered into an Agreement and Plan of Merger dated as of January 19, 1997 (the "Merger Agreement") pursuant to which FUSA will, subject to the conditions and upon the terms stated therein, merge with and into BANC ONE (the "Merger"). BANC ONE will be the surviving corporation in the Merger. The parties also entered into a stock option agreement (the "BANC ONE Option Agreement"), pursuant to which BANC ONE granted to FUSA an option (the "BANC ONE Option") to purchase up to 85,025,391 shares, subject to certain adjustments, of the common stock, no par value, of BANC ONE ("BANC ONE Common Stock") at a price, subject to certain adjustments, of $45.125 per share. The FUSA Option and the BANC ONE Option (collectively, the "Options") were each granted by the respective issuer as a condition of and in consideration for the other party's entering into the Merger Agreement.

         In connection with the Merger Agreement, BANC ONE's Board of Directors has authorized the purchase by BANC ONE of shares of FUSA Common Stock in privately negotiated or open market transactions in an aggregate amount not to equal or exceed five percent of the issued and outstanding FUSA Common Stock. As of the close of business on January 28, 1997, BANC ONE had acquired 3,539,700 shares of FUSA Common Stock. BANC ONE intends to continue to purchase shares of FUSA Common Stock consistent with such authorization.

         Copies of the Merger Agreement, the FUSA Option Agreement and the BANC ONE Option Agreement are included as exhibits to this Statement and are incorporated herein by reference. The following summary of such documents is not intended to be complete and is qualified in its entirety by reference to the actual documents being filed as exhibits herewith.

         MERGER AGREEMENT. In accordance with the Merger Agreement, each share of FUSA Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 1.1659 shares (the "Common Exchange Ratio") of BANC ONE Common Stock. In addition, each share of FUSA's 6-1/4% Convertible Preferred Stock ("FUSA Preferred Stock") outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a series of preferred stock of BANC ONE with substantially the same terms ("BANC ONE Preferred Stock"). Furthermore, each option granted by FUSA to purchase shares of FUSA Common Stock outstanding and unexercised immediately prior to the Effective Time will at the Effective Time be converted into an option to purchase shares of BANC ONE Common Stock in an amount and at an exercise price determined in accordance with a formula stated in the Merger Agreement. In the Merger Agreement FUSA has agreed that it will cause all of the outstanding shares of FUSA Preferred Stock to be called for redemption on and as of May 20, 1997.

         As of the Effective Time, each share of FUSA Common Stock will either be converted into BANC ONE Common Stock or, if owned by FUSA as treasury stock or owned directly or indirectly by FUSA or BANC ONE or any of their respective wholly owned subsidiaries (with certain exceptions), will be canceled and cease to exist, and each share of FUSA Preferred Stock will be converted into BANC ONE Preferred Stock. Accordingly, such stock previously issued by FUSA will (i) be delisted by the securities exchanges on which such stock is listed and (ii) become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         BANC ONE may, with FUSA's consent (which will not be unreasonably withheld), at any time change the method of effecting the acquisition of FUSA by BANC ONE, and, upon providing such consent, FUSA shall cooperate in such efforts, if and to the extent they deem such change to be desirable, including to provide for a merger of FUSA with and into a wholly owned subsidiary of BANC ONE, or to provide for mergers among certain of the subsidiaries of BANC ONE and FUSA to occur substantially simultaneously with the Effective Time, PROVIDED, HOWEVER, that no such change shall (a) alter or change the amount or kind of consideration to be issued to holders of FUSA Common Stock or FUSA Preferred Stock as provided for in the Merger Agreement (the "Merger Consideration"), (b) adversely affect the proposed accounting treatment for the Merger or the tax treatment to FUSA's shareholders as a result of receiving the Merger Consideration, (c) materially delay receipt of any approval referred to in the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or (d) ad versely affect First USA Paymentech, Inc.

         The Merger Agreement provides that, prior to the Effective Time, FUSA may not make, declare or pay any dividend except for (i) regular quarterly cash dividends at a rate not in excess of $0.06 per share of FUSA Common Stock and
(ii) regular quarterly cash dividends at a rate not in excess of $0.498 per share of FUSA Preferred Stock. It also prohibits FUSA from adjusting, splitting, combining or reclassifying any capital stock; granting any stock appreciation rights or other rights to acquire shares of its capital stock; and issuing any additional shares of capital stock except, within specified limits, pursuant to
(a) the exercise of outstanding stock options and warrants, (b) certain pre-existing employee benefit plans, (c) the FUSA Preferred Stock, (d) FUSA's dividend reinvestment plan and (e) the FUSA Option Agreement.

         The Merger Agreement further provides that the articles of incorporation and by-laws of BANC ONE in effect as of the Effective Time shall be the articles of incorporation and by-laws of the surviving corporation.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including, among other things, the receipt of approval of the Merger by the respective shareholders of FUSA and BANC ONE, the receipt of certain regulatory approvals, the receipt of favorable legal opinions with respect to the tax consequences of the transactions contemplated by the Merger, the receipt of a favorable opinion with respect to the accounting treatment of the transactions contemplated by the Merger Agreement, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Merger Agreement will be submitted for approval at meetings of the shareholders of FUSA and BANC ONE that are expected to take place in the second quarter of 1997.

         THE FUSA OPTION AGREEMENT. The FUSA Option Agreement provides for the purchase by BANC ONE of up to 24,480,231 Shares of FUSA Common Stock, subject to certain adjustments, (the "FUSA Option Shares") at an exercise price, subject to certain adjustments, of $46.50 per share, payable in cash. The FUSA Option Shares, if issued pursuant to the FUSA Option Agreement, would represent approximately 19.9% of the FUSA Common Stock issued and outstanding without giving effect to the issuance of any shares of FUSA Common Stock pursuant to an exercise of the FUSA Option.

     The number of Shares of FUSA Common Stock subject to the FUSA Option will be increased or decreased to the extent that FUSA issues additional shares of FUSA Common Stock (otherwise than pursuant to an exercise of the FUSA Option or as permitted under the Merger Agreement) or redeems, repurchases, retires or otherwise causes to be no longer outstanding shares of FUSA Common Stock such that the number of shares subject to the FUSA Option continues to equal 19.9% of the FUSA Common Stock then issued and outstanding, without giving effect to the issuance of shares of FUSA Common Stock pursuant to an exercise of the FUSA Option. In the event of any change in, or distributions in respect of, FUSA Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of FUSA Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of FUSA Common Stock subject to the FUSA Option, and the applicable exercise price per FUSA Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the FUSA Option Agreement.

     BANC ONE or any other holder or holders of the FUSA Option (collectively, the "Holder") may exercise the FUSA Option, in whole or in part by sending notice within 90 days (subject to extension as provided in the FUSA Option Agreement) after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to termination of the FUSA Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events or transactions:

                  (i) FUSA or any of its subsidiaries (each a "FUSA Subsidiary"), without having received BANC ONE's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person other than BANC ONE or any of its subsidiaries (each, a "BANC ONE Subsidiary") or the Board of Directors of FUSA shall have recommended that the shareholders of FUSA approve or accept any such Acquisition Transaction. For purposes of the FUSA Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving FUSA or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of FUSA, (x) a purchase, lease, or other acquisition of all or a substantial portion of the assets or deposits of FUSA or any Significant Subsidiary of FUSA, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10 percent or more of the voting power of FUSA, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase, or similar transaction involving only FUSA and one or more FUSA Subsidiaries or involving only any two or more FUSA Subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement;

                  (ii) FUSA or any FUSA Subsidiary, without having received BANC ONE's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than BANC ONE or a BANC ONE Subsidiary, or the Board of Directors of FUSA shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to BANC ONE, its recommendation that the shareholders of FUSA approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction;

                  (iii) Any person other than BANC ONE, any BANC ONE Subsidiary, or any FUSA Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the outstanding shares of FUSA Common Stock (the term "beneficial ownership" for purposes of the FUSA Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder);

                  (iv) Any person other than BANC ONE or any BANC ONE Subsidiary shall have made a bona fide proposal to FUSA or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; provided that for purposes of this paragraph (iv), a proposal relating solely to an acquisition of the assets or stock of First USA Paymentech, Inc. shall not be deemed to be an Initial Triggering Event;

                  (v) After an overture is made by a third party to FUSA or its shareholders to engage in an Acquisition Transaction, FUSA shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle BANC ONE to terminate the Merger Agreement and (y) shall not have been cured prior to the date of the written notice exercising the FUSA Option; or

                  (vi) Any person other than BANC ONE or any BANC ONE Subsidiary, other than in connection with a transaction to which BANC ONE has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         "Subsequent Triggering Event" is defined as either (A) the acquisition by any person of beneficial ownership of 20 percent or more of the then outstanding FUSA Common Stock or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in subclause (y) thereof shall be 20 percent. Within 90 days (subject to extension as provided in the FUSA Option Agreement) after a Subsequent Triggering Event prior to the termination of the FUSA Option, BANC ONE (on behalf of itself any subsequent Holder) may demand that the FUSA Option and the related FUSA Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, FUSA must effect such registration promptly, subject to certain exceptions. BANC ONE is entitled to two such demand registrations.

         The FUSA Option terminates (i) at the Effective Time, (ii) upon termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event except a termination by BANC ONE pursuant to Section 8.1(d) of the Merger Agreement (unless the breach by FUSA giving rise to such right of termination is nonvolitional), or (iii) twelve months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event or if the termination is by BANC ONE pursuant to
Section 8.1(d) of the Merger Agreement (unless the breach by FUSA giving rise to such right of termination is nonvolitional) (provided that if an Initial Triggering Event occurs after or continues beyond such termination and prior to the passage of such twelve-month period, the FUSA Option will terminate twelve months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen months after such termination).

         As more fully set forth in the FUSA Option Agreement, BANC ONE (or a subsequent holder of the FUSA Option or the FUSA Option Shares) has the right under specified circumstances to require FUSA to repurchase the FUSA Option or the FUSA Option Shares.

         Neither FUSA nor BANC ONE may assign any of its respective rights and obligations under the FUSA Option Agreement or the FUSA Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the FUSA Option, within 90 days thereafter (subject to extension as provided in the FUSA Option Agreement), BANC ONE, subject to the express provisions thereof, may assign in whole or in part its rights and obligations thereunder; provided, however, that until 15 days after the Federal Reserve Board approves an application by BANC ONE to acquire the FUSA Option Shares, BANC ONE may not assign its rights under the FUSA Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of FUSA, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on BANC ONE'S behalf, or (iv) any other manner approved by the Federal Reserve Board.

         The rights and obligations of FUSA and BANC ONE under the FUSA Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, seeking approval to list shares of FUSA Common Stock on the NYSE upon official notice of issuance and applying to the Federal Reserve Board for approval to acquire the FUSA Option Shares.

         BANC ONE OPTION AGREEMENT. The BANC ONE Option Agreement provides for the purchase by FUSA of up to 85,025,391 shares, subject to certain adjustments, of BANC ONE Common Stock (the "BANC ONE Option Shares") at an exercise price, subject to certain adjustments, of $45.125 per share, payable in cash. The BANC ONE Option Shares, if issued pursuant to the BANC ONE Option Agreement, would represent approximately 19.9% of the BANC ONE Common Stock issued and outstanding without giving effect to the issuance of any shares pursuant to an exercise of the BANC ONE Option. With the exception of the amount of shares subject to the option and the price at which the option may be exercised, the terms of the BANC ONE Option Agreement are substantially identical in all respects to those of the FUSA Option Agreement.

         Except as set forth herein, neither BANC ONE nor, to its knowledge, any of the individuals named in Schedule I hereto has any current plans or proposals with respect to FUSA that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) BANC ONE may be deemed to be the beneficial owner of the 24,480,231 shares of FUSA Common Stock issuable upon exercise of the FUSA Option. As provided in the FUSA Option Agreement, BANC ONE may exercise the FUSA Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the FUSA Option is not currently exercisable, BANC ONE expressly disclaims beneficial ownership of any of such shares of FUSA Common Stock.


         If the FUSA Option were currently exercisable and exercised in full, the shares of FUSA Common Stock issuable upon exercise of the Option, when aggregated with the shares of FUSA Common Stock otherwise beneficially owned by BANC ONE, would equal 28,019,931 shares of FUSA Common Stock, or approximately 18.6% of the total number of outstanding shares of FUSA Common Stock (after giving effect to the issuance of shares pursuant to the FUSA Option) as of January 27, 1997.(1)

--------------------
         (1) Based upon the 123,016,240 shares of FUSA Common Stock represented by FUSA in the Merger Agreement to be issued and outstanding as of January 19, 1997.

         BANC ONE has sole power to vote and to dispose of the shares of FUSA Common Stock owned by it. BANC ONE has no right to vote or dispose of the shares of FUSA Common Stock issuable upon exercise of the FUSA Option unless and until such time as the FUSA Option is exercised. If BANC ONE were to exercise the FUSA Option, it would have sole power to vote and to dispose of the shares of FUSA Common Stock issued as a result of such exercise.

         As of January 23, 1997, subsidiaries of BANC ONE, in the ordinary course of their trust and investment management business, held 5,800 shares of FUSA Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting less than 0.1% of the shares of FUSA Common Stock that would be issued and outstanding if the Option had been exercised in full as of January 23, 1997. BANC ONE has sole voting power with respect to 3,800 shares of FUSA Common Stock held in Trust Accounts, shared voting power with respect to 0 shares of FUSA Common Stock held in Trust Accounts, sole dispositive power with respect to 3,600 shares of FUSA Common Stock held in Trust Accounts and shared dispositive power with respect to 2,200 shares of FUSA Common Stock held in Trust Accounts. Such shares are not included in the shares of FUSA Common Stock covered by this Statement. BANC ONE disclaims beneficial ownership of such shares.

         Except as set forth above and except for 5,400 shares of FUSA Common Stock beneficially owned by Ronald G. Steinhart (a BANC ONE executive officer), neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of FUSA Common Stock.

         (c) Set forth in Schedule II hereto is a schedule of all transactions in shares of FUSA Common Stock effected by BANC ONE during the past 60 days. In each case, the transaction was effected by BANC ONE on the New York Stock Exchange through normal brokerage transactions. Except for the issuance of the FUSA Option and the transactions described in the preceding sentence, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of FUSA Common Stock for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of BANC ONE may have effected transactions in shares of FUSA Common Stock during the past 60 days on behalf of Trust Accounts.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of FUSA Common Stock beneficially owned by BANC ONE, including those shares issuable upon exercise of the FUSA Option. The beneficiaries of Trust Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of FUSA Common Stock held in such Trust Accounts.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in response to Items 3, 4 and 5 hereof, neither
BANC

ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FUSA, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger dated as of January 19, 1997 between BANC ONE CORPORATION and First USA, Inc. (incorporated by reference from
         Exhibit 2 to the First USA, Inc. Current Report on Form 8-K dated January 28, 1997 (File No. 1-11-3030)).

2. Stock Option Agreement dated January 19, 1997 between First USA, Inc., as issuer, and BANC ONE CORPORATION, as grantee (incorporated by reference from Exhibit 99.1 to the First USA, Inc. Current Report on Form 8-K dated January 28, 1997 (File No. 1-11-3030)).

3. Stock Option Agreement dated January 19, 1997 between BANC ONE CORPORATION, as issuer, and First USA, Inc., as grantee (incorporated by reference from Exhibit 99.2 to the First USA, Inc. Current
         Report on Form 8-K dated January 28, 1997 (File No. 1-11-3030)).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            BANC ONE CORPORATION



Dated:    January 29, 1997                  By:  /s/ Steven Alan Bennett
                                               -------------------------
                                               Steven Alan Bennett
                                               Senior Vice President and
                                                 General Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BANC ONE CORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of BANC ONE CORPORATION ("BANC ONE") are set forth below. If no business address is given, the director's or executive officer's business address is 100 East Broad Street, Columbus, Ohio 43271. The business address of each BANC ONE director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


I.       Directors
         ---------

                                            Present Principal Occupation
         Name                               or Employment and Address
         ----                               -------------------------
Bennett Dorrance                            Chairman and Managing Director
                                            DMB Associates, Inc.
                                            4201 North 24th Street, Suite 120
                                            Phoenix, Arizona  85016

Charles E. Exley, Jr.                       Corporate director
                                            2350 Kettering Tower
                                            Dayton, Ohio  45423

E. Gordon Gee                               President
                                            The Ohio State University
                                            205 Bricker Hall
                                            190 North Oval Mall
                                            Columbus, Ohio  43210

John R. Hall                                Chairman and Chief Executive Officer
                                            Ashland Inc.
                                            (oil  refiner, manufacturer and
                                            distributor of chemicals)
                                            1000 Ashland Drive
                                            Russell, Kentucky 41169

Laban P. Jackson, Jr.                       Chairman and Chief Executive Officer
                                            Clear Creek Properties, Inc.
                                            (real estate development)
                                            651 Perimeter Drive
                                            Suite 310
                                            Lexington, Kentucky 40517

Richard J. Lehmann                          President and Chief Operating Officer
                                            BANC ONE CORPORATION


John W. Kessler                             Chairman
                                            The New Albany Company
                                            (real estate development)
                                            5076 Whytehouse Lane
                                            New Albany, Ohio 43054

John B. McCoy                               Chairman and Chief Executive Officer
                                            BANC ONE CORPORATION

John G. McCoy                               Chairman of the Executive Committee
                                            BANC ONE CORPORATION

Richard L. Scott                            President and Chief Executive Officer
                                            Columbia/HCA Healthcare Corporation
                                            (healthcare provider)
                                            One Park Plaza
                                            Nashville, Tennessee  37203

Thekla R. Shackelford                       Education consultant
                                            6020 Havens Road
                                            Gahanna, Ohio 43230

Alex Shumate                                Office Managing Partner
                                            Squire, Sanders & Dempsey
                                            (attorneys-at-law)
                                            41 South High Street, Suite 1300
                                            Columbus, Ohio 43215

Frederick P. Stratton, Jr.                  Chairman and Chief Executive Officer
                                            Briggs & Stratton Corporation
                                            (manufacturer of small gasoline
                                            engines) 12301 West Wirth Street
                                            Wauwatosa, Wisconsin 53222

Robert D. Walter                            Chairman and Chief Executive Officer
                                            Cardinal Health, Inc.
                                            (wholesale distributor of drug and related
                                            health products)
                                            5555 Glendon Court
                                            Dublin, Ohio  43016

II.      Executive Officers
         ------------------

                                            Present Principal Occupation
         Name                               or Employment and Address
         ----                               -------------------------
Joseph D. Barnette, Jr.                     Chairman and Chief Executive Officer
                                            Banc One Indiana Corporation
                                            111 Monument Circle
                                            Indianapolis, Indiana 46277

Steven A. Bennett                           Senior Vice President and General Counsel
                                            BANC ONE CORPORATION

William P. Boardman                         Senior Executive Vice President
                                            BANC ONE CORPORATION

Frederick L. Cullen                         President
                                            Banc One Ohio Corporation

Bobby L. Doxey                              Senior Vice President and Controller
                                            BANC ONE CORPORATION

Roman J. Gerber                             Executive Vice President
                                            BANC ONE CORPORATION

G. Lee Griffin                              Chairman and Chief Executive Officer
                                            Banc One Louisiana Corporation
                                            451 Florida Street
                                            Baton Rouge, Louisiana  70801

Richard D. Headley                          Chairman and Chief Executive Officer
                                            Banc One Services Corporation
                                            770 Brooksedge Plaza Drive
                                            Columbus, Ohio 43271-1133

Thomas E. Hoaglin                           Chairman
                                            Banc One Ohio Corporation

David J. Kundert                            Chairman
                                            Banc One Investment Management
                                            and Trust Group
                                            774 Park Meadow Road
                                            Westerville, Ohio 43271-0211

Richard J. Lehmann                          President and Chief Operating Officer
                                            BANC ONE CORPORATION

William C. Leiter                           Senior Vice President
                                            BANC ONE CORPORATION

Richard D. Lodge                            Senior Vice President
                                            BANC ONE CORPORATION

John B. McCoy                               Chairman and Chief Executive Officer
                                            BANC ONE CORPORATION

Michael J. McMennamin                       Executive Vice President
                                            BANC ONE CORPORATION

Jeffrey P. Neubert                          Executive Vice President
                                            BANC ONE CORPORATION

Ronald G. Steinhart                         Chairman and Chief Executive Officer
                                            Banc One National Commercial Banking Group
                                            1717 Main Street
                                            Dallas, Texas 75201

Kenneth T. Stevens                          Chairman and Chief Executive Officer
                                            Banc One Retail Group

Donald A. Winkler                           Chairman and Chief Executive Officer
                                            Finance One Corporation

                                   SCHEDULE II
      TRANSACTIONS IN FUSA COMMON STOCK EFFECTED DURING THE PAST SIXTY DAYS


                                                                    Average
    Date                  No. Of Shares                         Price Per Share
    ----                  -------------                         ---------------
    1/22/97                   500,000                               $48.2803
    1/23/97                   500,000                                48.8559
    1/24/97                   984,200                                47.6866
    1/27/97                   555,500                                48.4361
    1/28/97                 1,000,000                                49.0790